URVIN FINANCE INC. NOTES TO FINANCIAL STATEMENTS

December 31, 2021

Urvin Finance Inc. (the "Company") was incorporated under the laws of the state of Delaware on June 28, 2021. The Company is developing an investment education platform for retail investors, which they intend to use for collaborative due diligence and investment education led by experts.

The Company is subject to risks and uncertainties common to early-stage companies, including, but not limited to, completion of product development efforts, commercialization of products, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and ability to secure additional capital to fund operations.

As of December 31, 2021, the Company had $578,067.00 in cash and total working capital. The Company has not generated any revenues and incurred a net loss and retained earnings of $160,88297 for the period June 28, 2021 (inception) through December 31, 2021. The Company's ability to meet its obligations as they become due is dependent upon its ability to obtain external capital financing. However, there can be no assurances that the Company will be successful in its efforts to raise capital.

2021 Stock Option and Grant Plan

The 2021 Stock Option and Grant Plan (the "Plan") reserved 1,400,000 shares of common stock for the issuance of incentive and non-qualified stock options or restricted stock, which may be made to any employee, officer, director, consultant or other advisor providing services to the Company. There was no stock compensation expense recognized for the year ended December 31, 2021.

The Company adopted the Plan for employees, officers, directors, and consultants on June 28, 2021. The Plan, which is administered by the Board of Directors, permits the Company to sell or award restricted common stock or to grant incentive and nonqualified stock options for the purchase of common stock. The restricted common stock generally vests upon four years of service and are exercisable generally at a price equal to the fair market value on the date of the grant. Vested options may be exercised at any time before the expiration (no more than ten years from the date of the grant) in accordance with the plan document. As of December 31, 2021,1,400,000 shares remain available for future issuance.

Common Stock - Restricted

The Board may sell restricted stock to persons eligible to receive awards, subject to such restrictions, conditions and other terms as the Board may determine. Holders of restricted stock generally have the right to vote such stock and to receive any dividends declared or paid with respect to such stock; any cash dividends will be retained by the Company and released only upon the vesting of the restricted stock to which such dividends relate and any noncash dividends will be subject to the same vesting and forfeiture conditions as the restricted stock to which such dividends relate.

On June 28, 2021, the Company sold 6,600,000 shares of restricted stock at $0.00001 per share to founders of the Company. Founders remitted 1,580,000 shares of restricted stock as part of a planned future re-equitization. The shares are subject to certain restrictions pursuant to the stock restriction agreement between the Company and each shareholder and include the following restrictions:

Vesting

The shares will vest over a 4-year period, with 25% vested after 12 months, and monthly vesting thereafter. All vesting is dependent on the continuation of the Stockholder's Business Relationship, as defined by the stock restriction agreement, with the Company on the applicable vesting date.

Restrictions

Unvested shares and vested shares are subject to certain transfer restrictions set forth in the agreement. The Stockholder may not sell, assign, transfer, pledge, hypothecate, gift, mortgage or otherwise encumber or dispose of all or any of the unvested shares, except to the Company (or any successor to the Company). The Stockholder may not transfer any vested shares to any individual, corporation, partnership or other entity that engages in any business activity that is in competition, directly or indirectly, with the products or services being developed, manufactured or sold by the Company.